Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

RBC Capital Markets, LLC

Three World Financial Center

200 Vesey Street

New York, New York 10281-8098

FBR Capital Markets & Co.

1300 North 17th Street, Suite 1400

Arlington, Virginia 22209

October 13, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Thomas Kluck

Re:                             Request for Acceleration of Effectiveness

American Farmland Company

Registration Statement on Form S-11

(File No. 333-205260)

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), American Farmland Company (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on October 15, 2015, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Proctor LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 6, 2015:

(i)             Dates of distribution: October 6, 2015 through the date hereof

(ii)          Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)       Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 2,900

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

CITIGROUP GLOBAL MARKETS INC.

RAYMOND JAMES & ASSOCIATES, INC.

RBC CAPITAL MARKETS, LLC

FBR CAPITAL MARKETS & CO.

Acting severally on behalf of themselves and the

several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Jeff Mortara
Name: Jeff Mortara
Title: Managing Director

By:	/s/Francis Windels
Name: Francis Windels
Title: Managing Director

Citigroup Global Markets Inc.

By:	/s/ Paul Ingrassia
Name: Paul Ingrassia
Title: Managing Director

Raymond James & Associates, Inc.

By:	/s/ Steven Loffman
Name: Steven Loffman
Title: Vice President

RBC Capital Markets, LLC

By:	/s/ John C. Brady
Name: John C. Brady
Title: Managing Director

FBR Capital Markets & Co.

By:	/s/ Paul Dell’isola
Name: Paul Dell’isola
Title: Senior Managing Director